UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

November 13, 2015

(Original Filing Date)

Under the Securities Exchange Act of 1934

AMERICATOWNE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03064W 106 (Common Stock)

(CUSIP Number)

Alton Perkins
Chief Executive Officer and President
AMERICATOWNE, INC.
4700 Homewood Court, Suite 100; Raleigh, NC 27609

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 21, 2016

(Dates of Events Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03064W 106 (Common Stock)

1. Names of Reporting Persons.

Yilaime Corporation

I.R.S. Identification Nos. of above persons (entities only).

46-1594890

Alton & Xiang Mei Lin Perkins Family Trust

I.R.S. Identification Nos. of above persons (entities only).

46-7513804

Yilaime Corporation of NC

I.R.S. Identification Nos. of above persons (entities only).

46-2811658

AXP Asset Protection Trust 3

I.R.S. Identification Nos. of above persons (entities only).

46-7517305

Alton Perkins

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

OO – The Alton & Xiang Mei Lin Perkins Family Trust (the “Perkins Trust”), by and through its trustee, Alton Perkins, who is the majority beneficial owner of the shares of common stock of AmericaTowne, Inc. (the “Company”), and the control party of Yilaime Corporation (“Yilaime”) and Yilaime Corporation of NC (“Yilaime NC”), as disclosed in the original Schedule 13D dated November 13, 2015 and the amendment thereto filed on February 2, 2016 reflecting Mr. Perkins’ exercise, on behalf of his designee, the Perkins Family Trust, his exercise of his option under the his Employment Agreement with the Company to purchase 1,000,000 shares of restricted common stock for $.05/share, makes the disclosures herein to reflect (a) the issuance of shares by Yilaime NC to those shareholders referenced in the Company’s registration statement on Form S-1/A stemming from Yilaime NC’s performance under the October 8, 2014 Stock Exchange Agreement (the “Stock Exchange Agreement”), and (b) the issuance of addition registered shares to the Perkins Trust on January 21, 2016 as a result of the effectiveness of the registration statement on Form S-1/A. Furthermore, as a result of the issuance of shares under the registration statement on Form S-1/A, another trust controlled by Mr. Perkins – AXP Nevada Asset Protection Trust 3 (the “AXP Trust”), was issued 120,000 shares of registered common stock. The issuance of these shares was a result of the Stock Exchange Agreement. Yilaime NC retained 1,000 shares under the Stock Exchange Agreement, and Mr. Perkins continues to control this entity. There has been no change in shares beneficially owned by Mr. Perkins through Yilaime.

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

Yilaime is a Nevada corporation. Yilaime NC is a North Carolina corporation. The Perkins Trust and the AXP Trust are irrevocable and revocable trusts, respectively, formed under the laws of the State of Nevada. Mr. Perkins is a resident of Nevada.

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power– 13,750,000 for Yilaime; 1,000 for Yilaime NC; 7,803,484 for the Perkins Trust; 120,000 for the AXP Trust

8. Shared Voting Power– 21,674,484, which is the total beneficial shares owned by Mr. Perkins through his affiliate and/or controlling person status with Yilaime, Yilaime NC, Perkins Trust and the AXP Trust.

9. Sole Dispositive Power— 13,750,000 for Yilaime; 1,000 for Yilaime NC; 7,803,484 for the Perkins Trust; 120,000 for the AXP Trust

10. Shared Dispositive Power—21,674,484

11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,750,000 for Yilaime; 1,000 for Yilaime NC; 7,803,484 for the Perkins Trust; 120,000 for the AXP Trust

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

86%

14. Type of Reporting Person (See Instructions)

OO—Irrevocable Trust (Perkins Trust)

OO—Revocable Trust (AXP Trust)

CO—Corporation (Yilaime)

CO—Corporation (Yilaime NC)

IN—Alton Perkins

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.0001 per share (the "Common Stock") of the Company.

Item 2. Identity and Background

On January 21, 2016, pursuant to the terms of the Stock Exchange Agreement previously disclosed on Schedule 13D dated November 13, 2015 and the amendment thereto filed on February 2, 2016, Mr. Perkins’ beneficial ownership of shares through Yilaime NC was reduced to 1,000. Furthermore, on January 21, 2016, the Company issued 1,703,117 shares of stock registered through its registration statement on Form S-1/A to the Perkins Trust and 120,000 shares to the AXP Trust, resulting in an increase of shares beneficially owned by Mr. Perkins through the Perkins Family Trust and the AXP Trust to 7,923,484. The end result is a current beneficial ownership by Mr. Perkins of 21,674,484 shares of common stock in the Company, which equates to 86% of all issued and outstanding shares of common stock.

This amendment is intended to supplement the Schedule 13D filed on November 16, 2015 and February 2, 2016. Therefore, if not amended and supplemented herein, the balance of the disclosures in all prior schedules are incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

The Perkins Trust was issued 5,100,367 shares of common stock through designation by Mr. Perkins through his Employment Agreement with the Company, and purchased with personal funds another 1,000,000 shares of common stock pursuant to the exercise of his option (see prior Schedule 13D). The Perkins Trust was issued another 1,703,117 as a result of the Stock Exchange Agreement. The AXP Trust was issued 120,000 shares as a result of the Stock Exchange Agreement. Yilaime NC’s shareholdings were reduced to 1,000 as a result of the Stock Exchange Agreement. To the extent applicable, none of the funds representing the purchase of shares was borrower or otherwise obtained for the purpose of acquiring, holdings, trading or voting the securities.

Item 4. Purpose of Transactions

With respect to the transactions identified in this amendment to prior Schedule 13D, the purpose was to effectuate the issuances provided for under the Stock Exchange Agreement.

Item 5. Interest in Securities of the Issuer

(a), (b) As of the date hereof, the Reporting Persons herein do not hold of record any other shares of common stock of the Company except otherwise listed above.

(c) Except as described herein, no transactions in shares of common stock of the Company were effected during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this statement, and as disclosed in all prior filings, which are incorporated herein by reference, to the best knowledge of the Perkins Trust there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Perkins Trust and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

(1) Stock Exchange Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Yilaime Corporation
/s/ Alton Perkins
Alton Perkins
Director/Officer
Date: February 8, 2016

Yilaime Corp of NC
/s/ Alton Perkins
Alton Perkins
Director/Officer
Date: February 8, 2016

Alton & Xiang Mei Lin Perkins Family Trust
/s/Alton Perkins
Alton Perkins
Trustee
Date: February 8, 2016

AXP Asset Protection Trust 3
/s/Alton Perkins
Alton Perkins
Trustee
Date: February 8, 2016

Alton Perkins
/s/Alton Perkins
Alton Perkins
An Individual
Date: February 8, 2016

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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